Item 1.                    Reporting Issuer

PLATINUM GROUP METALS LTD.
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:   (604) 899-5450     Facsimile:    (604) 484-4710

Item 2.                  Date of Material Change   September 2, 2008

Item 3.                     Press Release

The Issuer issued a press release at Vancouver, BC dated September 2, 2008 to the TSX.

Item 4.                     Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) has agreed to a term sheet with Anglo Platinum Limited and Wesizwe Platinum Limited to consolidate and rationalize the Western Bushveld Joint Venture. Under the terms Platinum Group will control 74% of the WBJV Projects 1 and 3.

Item 5.                    1.) Full Description of Material Change
See the news release dated September 2, 2008.

2.) Disclosure for Restructuring Transactions N/A

Item 6.	Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)	N/A

Item 7.                      Omitted Information     N/A

Item 8.                      Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO                                                                           Phone: (604) 899-5450

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 3rd day of September, 2008.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, President & CEO